

October 9, 2014

Via E-mail
Scott E. Beer
General Counsel
Zayo Group Holdings, Inc.
1805 29th Street, Suite 2050
Boulder, CO 80301

> **Re: Zayo Group Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 6, 2014**
> **File No. 333-197215**

Dear Mr. Beer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial statements

Statements of operations – page F-5

1. We note your presentation of the line item Pro forma (loss) earnings per share for 2014 only. Tell us why you are not presenting pro forma (loss) earnings per share for all periods presented.

Note 13 – Stock-based compensation, page F-42

2. Please provide us with an explanation of the difference between the fair value of stock underlying the CII common unit stock incentives as of most recent balance sheet date, June 30, 2014 and the fair value of Zayo common stock expected to be distributed using the IPO price for the stock incentives.

3. Also, please clarify the disclosure on page F-43 related to the entitlement of CII common unit holders to receive distributions to state that a fixed number of shares will be distributed.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director